Exhibit 99.2

SIERRA METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

Corporate Office	TSX: SMT NYSE AMERICAN: SMTS
Suite 2100, 79 Wellington St W. Toronto, ON, Canada M5K 1H1	BVL: SMT www.sierrametals.com

Table of Contents

1.	INTRODUCTION	3

2.	COMPANY OVERVIEW	3

3.	Q1 2018 OPERATING AND FINANCIAL highlights	4

4.	OUTLOOK	9

5.	RESULTS OF OPERATIONS	14

6.	SUMMARIZED FINANCIAL RESULTS	22

7.	QUARTERLY FINANCIAL REVIEW	27

8.	LIQUIDITY AND CAPITAL RESOURCES	27

9.	safety, health and environment	28

10.	OTHER RISKS AND UNCERTAINTIES	28

11.	NON-IFRS PERFORMANCE MEASURES	30

12.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	36

13.	OFF BALANCE SHEET ARRANGEMENTS	38

14.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)	38

15.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	39

1.	INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Sierra Metals Inc.’s (the “Company” or “Sierra” or “Sierra Metals”) unaudited condensed interim consolidated financial statements for the three months ended March 31, 2018 and related notes thereto (the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). References herein to "$" are to the United States dollar and “C$” are to the Canadian dollar and all tabular amounts are expressed in thousands of $ unless otherwise stated. All information contained in this MD&A is current as of May 7, 2018 unless otherwise noted. The Company’s common shares (the “Common Shares”) are listed and traded on the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE AMERICAN”), and the Peruvian Bolsa de Valores de Lima (“BVL” or the “Lima Stock Exchange”) under the symbol “SMT”, and “SMTS” on the NYSE MKT. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com and on the Company’s website at www.sierrametals.com. A cautionary note regarding forward-looking information follows this MD&A.

QUALIFIED PERSONS

Gordon Babcock B.Sc., P. ENG., Chief Operating Officer, Sierra Metals, is the qualified person as defined in National Instrument 43-101 (“NI 43-101”) relating to operational scientific and technical information of Sierra Metals which have been included in this MD&A.

Americo Zuzunaga, MAusIMM CP(Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP(Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a competent person on metallurgical processes.

2.	COMPANY OVERVIEW

Sierra Metals is a Canadian and Peruvian listed mining company focused on the production, exploration and development of precious and base metals in Peru and Mexico. The Company plans to continue growing its production base through brownfield exploration investments within its properties. The Company’s key priorities are to provide high returns on invested capital, to generate strong cash flows and to maximize shareholder value. The Company has three producing mining properties and manages its business on the basis of the geographical location of its mining projects. The Peruvian Operation (“Peru”) is comprised of the Yauricocha mine (“Yauricocha” or the “Yauricocha Mine”), located in the province of Yauyos, its near-mine concessions, and exploration and early stage properties. The Mexican Operation (“Mexico”) includes the Bolivar (“Bolivar’ or the “Bolivar Mine”) and Cusi (“Cusi” or the “Cusi Mine”) mines, both located in Chihuahua State, Mexico, their near-mine concessions, and exploration and early stage properties. The Company’s strategic focus is currently on its operations, improving efficiencies, as well as pursuing growth opportunities at, and surrounding, its operating projects. The Company is also considering other opportunities to add value and expand through external growth. Exploration remains a key aspect of the improvement programs being implemented at all three of the Company’s mines and there is optimism that these brownfield exploration programs will continue to add high value tonnage going forward. Examples of this can be seen at Yauricocha with the Esperanza, Cuye-Mascota zones, at Bolivar, with the Bolivar West and Northwest zones, as well as at Cusi, with the recently announced Santa Rosa de Lima Zone. These results provide potential to further grow mineral resources and enhance shareholder value.

3

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2018
(In thousands of United States dollars, unless otherwise stated)

The Company is focused on improving operating performance through the production of higher value ore, strengthening its asset base, continuing to increase its mineral reserves and resources at each of its mines, and exploring organic and external growth opportunities to enhance and deliver shareholder value.

3.	Q1 2018 OPERATING AND FINANCIAL highlights

(In thousands of dollars, except per share and cash cost amounts, consolidated	Three Months Ended
figures unless noted otherwise)	March 31, 2018	March 31, 2017
Operating
Ore Processed / Tonnes Milled	557,710	529,695
Silver Ounces Produced (000's)	594	698
Copper Pounds Produced (000's)	8,090	7,290
Lead Pounds Produced (000's)	6,312	9,143
Zinc Pounds Produced (000's)	18,214	18,137
Gold Ounces Produced	1,952	1,777
Copper Equivalent Pounds Produced (000's)[1]	23,445	25,126
Zinc Equivalent Pounds Produced (000's)[1]	47,209	52,231
Silver Equivalent Ounces Produced (000's)[1]	4,394	3,746

Cash Cost per Tonne Processed	$46.66	$39.84
Cost of sales per AgEqOz	$7.15	$7.09
Cash Cost per AgEqOz[2]	$6.77	$6.69
AISC per AgEqOz[2]	$9.85	$10.44
Cost of sales per CuEqLb[2]	$1.34	$1.06
Cash Cost per CuEqLb[2]	$1.27	$1.00
AISC per CuEqLb[2]	$1.85	$1.56
Cost of sales per ZnEqLb[2]	$0.67	$0.51
Cash Cost per ZnEqLb[2]	$0.63	$0.48
AISC per ZnEqLb[2]	$0.92	$0.75

Cash Cost per ZnEqLb (Yauricocha)[2]	$0.57	$0.42
AISC per ZnEqLb (Yauricocha)[2]	$0.82	$0.61
Cash Cost per CuEqLb (Bolivar)[2]	$1.29	$1.20
AISC per CuEqLb (Bolivar)[2]	$1.94	$1.98
Cash Cost per AgEqOz (Cusi)[2]	$18.34	$9.78
AISC per AgEqOz (Cusi)[2]	$28.33	$20.55
Financial
Revenues	$61,675	$54,518
Adjusted EBITDA[2]	$27,403	$25,361
Operating cash flows before movements in working capital	$27,348	$23,707
Adjusted net income attributable to shareholders[2]	$11,187	$10,990
Net income attributable to shareholders	$8,703	$2,558
Cash and cash equivalents	$25,514	$37,959
Working capital	$(1,576)	$12,442

(1) Silver equivalent ounces, Copper equivalent pounds, and Zinc equivalent pounds for Q1 2018 were calculated using the following realized prices: $16.75/oz Ag, $3.14/lb Cu, $1.15/lb Pb, $1.56/lb Zn, $1,334/oz Au. Silver equivalent ounces, Copper equivalent pounds, and Zinc equivalent pounds for Q1 2017 were calculated using the following realized prices: $17.71/oz Ag, $2.64/lb Cu, $1.04/lb Pb, $1.27/lb Zn, $1,231/oz Au.

(2) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

4

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2018
(In thousands of United States dollars, unless otherwise stated)

Q1 2018 Operational Highlights and Growth Initiatives

During the first quarter of 2018, the Company achieved record quarterly throughput from both the Yauricocha and Bolivar Mines, continuing the successful production increases realized during 2017. Consolidated production of Copper increased 11% to 8.1 million pounds, silver declined 15% to 0.6 million ounces, lead decreased 31% to 6.3 million pounds, zinc was flat at 18.2 million pounds and gold increased 10% to 1,952 ounces compared to Q1 2017.

The Company is pleased with the progress of the operational turnaround program implemented in Mexico during the second half of 2017 to modernize operations, improve production, and lower costs. The Company has already realized a 14% increase in throughput at Bolivar and a 66% increase at Cusi in Q1 2018 compared to Q4 2017, and further throughput increases are expected to continue during the rest of the year. Copper equivalent production at Bolivar increased 16%, and silver equivalent production at Cusi increased 12% in Q1 2018 compared to Q4 2017.

Management continues to be very optimistic for the remainder of the year as the groundwork for continued improvements, through the modernizing and implementation of best operational practices has been set. Our ongoing aggressive brownfield exploration programs at all mines should also lead to further significant growth in reserves and resources and add to the value of our assets during the year ahead.

Q1 2018 Production Highlights

•	Silver production of 0.6 million ounces; a 15% decrease from Q1 2017

•	Copper production of 8.1 million pounds; an 11% increase from Q1 2017

•	Zinc production of 18.2 million pounds was flat when compared to Q1 2017

•	Total of 557,710 tonnes processed; a 5% increase from Q1 2017

•	Record quarterly throughput at both the Yauricocha Mine and the Bolivar Mine

Q1 2018 Consolidated Financial Highlights

•	Revenue from metals payable of $61.7 million in Q1 2018 increased by 13% from $54.5 million in Q1 2017. Higher revenues are primarily attributable to the 5% increase in throughput, the increase in copper, and gold head grades, and higher recoveries for copper at Yauricocha; and the increase in the prices of copper (19%), lead (11%), zinc (23%), and gold (8%) in Q1 2018 compared to Q1 2017; this was partially offset by a 22% decrease in throughput and lower head grades and recoveries for all metals, except lead recoveries, at Cusi; while the 6% increase in throughput, higher silver head grades, silver and gold recoveries, and the higher copper price resulted in Bolivar’s revenues being consistent with Q1 2017;

5

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2018
(In thousands of United States dollars, unless otherwise stated)

•	Yauricocha’s cost of sales per zinc equivalent payable pound was $0.63 (Q1 2017 - $0.47), cash cost per zinc equivalent payable pound was $0.57 (Q1 2017 - $0.42), and AISC per zinc equivalent payable pound of $0.82 (Q1 2017 - $0.61). The increase in the AISC per zinc equivalent payable pound for Q1 2018 compared to Q1 2017 were a result of fewer zinc equivalent pounds sold, despite higher throughput due to lower head grades; as well as slight increases to administrative costs and operating costs which included infill drilling and drift development costs that will be utilized within one year, and thus are included in opex;

•	Bolivar’s cost of sales per copper equivalent payable pound was $1.46 (Q1 2017 - $1.22), cash cost per copper equivalent payable pound was $1.29 (Q1 2017 - $1.20), and AISC per copper equivalent payable pound was $1.94 (Q1 2017 - $1.98) for Q1 2018 compared to Q1 2017. The decrease in the AISC per copper equivalent payable pound during Q1 2018 was due to a decrease in sustaining capital expenditures, as there were additional mine development costs, and various equipment purchases made by the Company during the Q1 2017 in an effort to improve equipment availability and increase tonnage;

•	Cusi’s cost of sales per silver equivalent payable ounce was $10.17 (Q1 2017 - $7.72), cash cost per silver equivalent payable ounce was $18.34 (Q1 2017 - $9.78), and AISC per silver equivalent payable ounce was $28.33 (Q1 2017 - $20.55) for Q1 2018 compared to Q1 2017. AISC per silver equivalent payable ounce increased due to the decline in throughput which resulted in fewer silver equivalent payable ounces as the Company continued its refocused efforts on completing access, development and production from the Santa Rosa de Lima zone which contains wider structures and higher silver grades;

•	Adjusted EBITDA(1) of $27.4 million for Q1 2018 increased 8% compared to $25.4 million in Q1 2017. The increase in adjusted EBITDA in Q1 2018 was primarily due to the $8.1 million increase in revenues at Yauricocha, discussed previously;

•	Net income attributable to shareholders for Q1 2018 was $8.7 million (Q1 2017: $2.6 million) or $0.05 per share (basic and diluted) (Q1 2017: $0.02);

•	Adjusted net income attributable to shareholders (1) of $11.2 million, or $0.07 per share, for Q1 2018 was higher than the adjusted net income of $11.0 million, or $0.07 per share for 2016;

•	A large component of the net income for every period is the non-cash depletion charge in Peru, which was $2.6 million for Q1 2018 (Q1 2017: $9.2 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine. The decrease in the non-cash depletion charge in Q1 2018 was due to the 134% increase in proven and probable reserves reported in the Company’s NI 43-101 Technical Report issued on October 26, 2017;

•	Cash flow generated from operations before movements in working capital of $27.3 million for Q1 2018 increased 15% compared to $23.7 million in Q1 2017. The increase in operating cash flow is mainly the result of higher revenues generated and higher gross margins realized; and

6

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2018
(In thousands of United States dollars, unless otherwise stated)

•	Cash and cash equivalents of $25.5 million and working capital of $(1.6) million as at March 31, 2018 compared to $23.9 million and $(6.8) million, respectively, at the end of 2017. Cash and cash equivalents have increased by $1.6 million during Q1 2018 due to $11.5 million of operating cash flows, and $5.0 million drawn down from a short term revolving line of credit, being offset by capital expenditures incurred in Mexico and Peru of $(9.7) million, repayment of loans, credit facilities and interest of $(4.2) million, dividends paid to non-controlling interest shareholders of $(1.1) million. Included in the $11.5 million of operating cash flows were negative changes in non-cash working capital items of $3.5 million due to the decrease in income tax payable as at March 31, 2018.

(1) This is a non-IFRS performance measure, see non-IFRS Performance Measures section of this MD&A.

Project Development

•	The Company will provide an updated Mineral Reserve and Resource Estimate for the Bolivar Mine on May 22, 2018. The NI 43-101 Technical Report will be filed on SEDAR within 45 days of the Mineral Reserve and Resource Estimate press release and will be prepared by SRK Consulting (U.S.) Inc;

•	Mine development at Bolívar during Q1 2018 totaled 1,177 meters. Most of these meters (650) were developed to prepare stopes for mine production. The remainder of the meters (466) were related to the deepening of ramps and developing service ramps to be used for ventilation and pumping, and 61 meters of raises; and

•	During Q1 2018, at the Cusi property, mine development totaled 676 meters, and 1,448 meters of infill drilling was carried out inside the Mine, and 7,398 meters drilled from surface.

Exploration Highlights

Peru:

During Q1 2018, the Company drilled 66 holes totaling 6,919 meters at Yauricocha. The drilling included the following:

Exploration Drilling:

•	Contacto Sur Medio (Level 1070): 6 holes totaling 1,548 meters have intercepted the mineralized structure as we explore the continuity of this high-grade orebody at depth;

•	Contacto Sur Medio Oeste (Level 1070 Central Mine Zone): 2 horizontal holes totaling 286 meters to explore possible mineralize orebodies;

•	Gallito (Level 1070 Central Mine Zone): 5 holes totaling 637 meters with the objective of exploring and verifying the continuity of mineralization in the Gallito orebody; the holes from the 920 level to the 1070 level intercepted stretches of lead and zinc sulphides;

•	Esperanza - Cuye (Level 1070 Central Mine Zone): 1 hole totaling 612 meters with the objective of exploring the area between Cuye and Esperanza, an area which has the potential of more mineral resources; drilling will continue in this area;

7

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2018
(In thousands of United States dollars, unless otherwise stated)

Definition Drilling:

•	Antacaca (Level 920): 6 holes totaling 273 meters to define the orebody between the 1020 and 1070 levels, floor 16;

•	Antacaca (Level 920): 7 holes to define the continuity of mineralization of the orebody; which were executed from floors 16 and 8 of the 970 level;

•	Catas (Levels 1020 & 1070): 15 holes totaling 1,139 meters to further define the orebody;

•	Contacto Occidental (970 Level): 7 holes totaling 330 meters to further define the orebody, which intercepted polymetallic mineral and lead oxide mineral with silver;

•	Esperanza Brecha (820 Level): 8 holes totaling 684 meters to further define the orebody;

•	Mascota (1170 Level): 9 holes totaling 1,410 meters in the polymetallic area of the orebody to further define it; these holes intercepted stretches of economic mineral;

•	During Q1 2018, surface exploration was continued in the southern end of the Central Mine Zone, mainly in the areas of the Chonta Fault (Yauricocha II), where diamond drilling will be carried out.

Mexico:

Bolivar

•	At Bolívar during Q1 2018, 6,281 meters were drilled from surface as well as diamond drilling within the mine. 1,601 meters were drilled within the mine in the El Gallo zone, 4,680 meters within Bolivar Northwest and Bolivar West areas exploring the extension of the orebody to the North and West, exploring the skarn orebody with semi-massive magnetite, and disseminated nodules of chalcopyrite. This area will continue to be explored during the rest of 2018.

Cusi:

•	During Q1 2018 the Company drilled 1,448 meters inside the mines to verify the continuity of the orebodies and support development work on the various veins and 7,398 meters on surface.

8

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2018
(In thousands of United States dollars, unless otherwise stated)

4.	OUTLOOK

The Company has continued to be successful in maintaining positive cash flow generation from its existing operations in order to reduce debt levels, fund required capital expenditures, and maintain liquidity. The Company remains focused on capitalizing on the successful drilling campaigns executed during 2017 and 2018 which resulted in significant increases to the reserves and resources at the Yauricocha and Cusi Mines. Continued production growth is expected to be realized from the strategic allocation of operating cash flows towards growth efficient capital, in order to provide the infrastructure, and scoping studies necessary to monetize the reserve and resource increases as quickly as possible.

The Company has initiated preliminary scoping / PEA studies to analyze future operational production increases at all three mines and continues development at our Mines with an objective of progressing the recent resource increases at the Cusi Mine, as well as the reserve and resource increase at the Yauricocha Mine into the mine plan. These PEA’s will be followed by Prefeasibility and Feasibility studies to finalize future operational production increases and or maintain operations at a status quo. In addition to these work programs, the Company will also focus on including reviews of plant optimization strategies, mine shaft and infrastructure improvements, and review of processing plant efficiencies.

The Company is pleased with the progress of the operational turnaround program implemented in Mexico during the second half of 2017 to modernize operations, improve production, and lower costs. The Company has already realized a 14% increase in throughput at Bolivar and a 66% increase at Cusi in Q1 2018 compared to Q4 2017, and further throughput increases are expected to continue during the rest of the year. During Q1 2018 Bolivar generated Adjusted EBITDA of $4.9 million, $2.6 million of free cash flow, and surpassed the Company’s budget for all production and financial measures.

The additional ball mill being installed at the Piedras Verdes Plant during the second half of 2018 will provide flexibility for the Company’s milling operations. Bolivar production for Q1 2018 reached 3,000 tonnes per day, and we hope to reach 3,500 tpd during Q3 or Q4 2018. Metallurgical recoveries are expected to remain at current levels for 2018. Higher grade ore sources continue to be defined at the Bolivar West and Northwest zones through successful exploration programs. These new zones are expected to come into the mine plan in later 2019. In the near-term, the Company continues to focus on the El Gallo zone while optimizing equipment usage and improving productivity.

The Company is currently finalizing an updated 43-101 Technical Report for the Bolivar Mine which is expected to be released on May 22, 2018.

The Yauricocha Mine continued its exceptional performance in Q1 2018, generating $24.1 million of adjusted EBITDA as a result of a 21% increase in revenue over the same period in 2017. Additionally, an increase in the net production revenue per tonne of ore milled continues to demonstrate that the capital investments at the Mine were well spent.

9

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2018
(In thousands of United States dollars, unless otherwise stated)

Corona continues to have a solid balance sheet, and strong liquidity, to meet its operational and growth expenditure requirements. Management is confident that further operational efficiencies and productivity improvements will be realized with the completion of key projects such as the Yauricocha tunnel expected in Q3 2018, in addition the sinking of the Yauricocha Shaft, which will provide access to a substantial amount of recently defined ore reserves and resources.

Completion of the Yauricocha tunnel will enable the mine to have a direct run to the mill, which will result in a faster turn-around in the cycle time of the trolley locomotives. In the long run, this will allow for more capacity to handle larger volumes of waste and ore. This tunnel also provides another ventilation inlet to the mine, which benefits the current ventilation system. The tunnel has been driven in a limestone host area of the mine which is in more favorable ground conditions as compared to the Klepetko tunnel.

At the Cusi Mine, we continue to campaign development ore from the Santa Rosa de Lima zone with increasing throughput rates, while continuing to mine selected structures in the older part of the mine. The Company expects to reach the existing mill’s capacity of 650 tonnes per day in Q2-2018, the addition of another ball mill will see the capacity increase to approximately 1,200 tonnes per day in early 2019. It is expected that the main supply of ore in-terms of tonnage and grade will come from Santa Rosa de Lima, in conjunction with other zones such as Promontorio, and Azucarera. Additionally, structural development at the Santa Rosa de Lima zone will be completed using long hole mining versus the existing cut and fill methodology which should result in lower costs going forward.

A scoping/ PEA study are underway to review economic options which will define parameters for increased production and the implementation of a potential new plant at the Cusi Mine operation. This will be followed up with a prefeasibility study and capex estimate study to follow through with a future potential new Cusi plant and underground infrastructure to support an increased production rate at Cusi. This is targeted for the second half of 2018.

Brownfield exploration remains a key component of the Company’s growth program. The Company has budgeted drilling campaigns of 70,000 meters to be performed during 2018. Promising drill results from the Cachi-Cachi Mine confirm the existence of important high grade mineralized areas and unlocks the possibility of discovering additional orebodies along the Yauricocha fault between the Esperanza and Cachi-Cachi ore bodies. The Company is planning to mine the Escondida zone in 2018 on the level 920 at Cachi-Cachi. The successful drill results from the Cuye Zone demonstrating new limestone replacement mineralization at the Cuye Zone extension located within the Central Mine at Yauricocha, provides the Company with additional opportunities to add to the previously increased reserves and resources at the mine.

10

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2018
(In thousands of United States dollars, unless otherwise stated)

2018 Production and Cost Guidance

This section of the MD&A provides management’s production estimates for 2018. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained at the end of this document

The Company anticipates that 2018 silver equivalent production will range between 13.9 and 16.2 million ounces, copper equivalent production will range between 89.2 and 104.0 million pounds, and zinc equivalent production will range between 183.8 and 214.5 million pounds. The forecasted range is a result of increased throughput, production, and higher recoveries at Bolivar and Cusi. Yauricocha will see consistently strong, albeit flat levels of throughput in 2018 due to a rehabilitation of the lower part of the Mascota shaft in Q2 2018, which will slightly lower throughput rates during that time period.

The following table sets out Sierra’s Q1 2018 production compared to the fiscal 2018 guidance:

	3M 2018	2018 Guidance
Metal Production	Actual	Low	High

Silver ounces (000's)	594	2,474	2,886
Copper pounds (000's)	8,090	32,700	38,100
Lead pounds (000's)	6,312	19,100	22,300
Zinc pounds (000's)	18,214	62,900	73,400
Gold ounces	1,952	6,700	7,800
Silver equivalent ounces (000's)(1)	4,393	13,900	16,210
Copper equivalent pounds (000's)(1)	23,444	89,184	104,005
Zinc equivalent pounds (000's)(1)	47,209	183,830	214,468

(1) Silver equivalent ounces, Copper equivalent pounds, and Zinc equivalent pounds for Q1 2018 were calculated using the following realized prices: $16.75/oz Ag, $3.14/lb Cu, $1.15/lb Pb, $1.56/lb Zn, $1,334/oz Au. Silver equivalent ounces, Copper equivalent pounds, and Zinc equivalent pounds for Q1 2017 were calculated using the following realized prices: $17.71/oz Ag, $2.64/lb Cu, $1.04/lb Pb, $1.27/lb Zn, $1,231/oz Au.

The Company is on track to meet its 2018 Production Guidance for all equivalent metal production.

11

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2018
(In thousands of United States dollars, unless otherwise stated)

Market Review and Trends

Metal Prices

One of the primary drivers of Sierra’s earnings and ability to generate operating cash flows are the market prices of silver, copper, zinc, lead and gold, which were approximately 19% higher for copper, 11% higher for lead, 23% higher for zinc, 8% higher for gold, and 5% lower for silver, during Q1 2018 compared to the average realized prices for Q1 2017. A shortage of non-ferrous raw materials combined with an improved view of the Chinese economy have, in recent months, had a positive impact on the base metal prices.

LME Average Prices	Three months ended March 31,
(In US dollars)	2018	2017

Silver (oz)	$16.77	$17.24
Copper (lb)	$3.16	$2.64
Lead (lb)	$1.14	$1.02
Zinc (lb)	$1.55	$1.26
Gold (oz)	$1,331	$1,205

The price of gold and silver are subject to volatile fluctuations over short periods of time and can be affected by numerous macroeconomic conditions, including supply and demand factors, value of the US dollar, interest rates, and global economic and political issues. During the first quarter of 2018 there was a change in leadership at the U.S. Federal Reserve with Jerome Powell assuming the role of Chairman from Janet Yellen. Despite the change in leadership, the Federal Reserve continued its recent policy of gradual interest rate hikes at its March 2018 meeting, and market expectations are for further increases throughout 2018 should continue to influence sentiment and precious metals price performance. In 2017, investor uncertainty surrounding the effectiveness of the U.S. administration and its policies, particularly escalating signals of implementing tariffs renewed interest in precious metals.

During Q1 2018, the price of silver was 5% lower, and gold 8% higher, compared to Q1 2017, with the price ranging from $16.25 to $17.50 per ounce for silver and $1,309 to $1,353 per ounce for gold. Sierra’s average realized silver price for Q1 2018 was $16.75 per ounce compared to $17.71 per ounce in Q1 2017. Sierra’s average realized gold price for Q1 2018 was $1,334 per ounce compared to $1,231 per ounce in Q1 2017.

London Metal Exchange (“LME”) copper prices in Q1 2018 averaged US$3.16 per pound, up 2.2% from the fourth quarter of 2017, and hit a four-year high in January 2018 at US$3.27 per pound due to an improved outlook on Chinese demand. Strong manufacturing activity in the U.S., Europe and China continued to drive global demand growth through 2017 and into 2018. Industrial activity still looks broadly supportive of healthy demand expansion for another few years, however, recent concerns over trade talks and tariffs have increased volatility in equities and commodities markets. Sierra’s average realized copper price for Q1 2018 was $3.14 per pound compared to $2.64 per pound in Q1 2017.

12

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2018
(In thousands of United States dollars, unless otherwise stated)

During Q1 2018, zinc prices traded in a range of $1.45 to $1.64 per pound with an average price of $1.55 per pound compared with $1.26 per pound in Q1 2017. Zinc reached a 10-year high in February 2018 at just over US $1.64 per pound, a price last seen in July 2007. Sierra’s realized zinc price for Q1 2018 was $1.56 per pound compared to $1.27 per pound in Q1 2017.

Total reported zinc exchange stocks including LME rose in the first quarter. Total exchange stocks are down over 1.16 million tonnes from the end of 2012 and are now estimated at 9.0 days of global consumption, well below the 25-year average of 23.2 days. Demand is projected to grow by 2.0% to 14.6 million tonnes, leaving the market in deficit again this year. Environmental inspections, resulting in closures and production curtailments at both mines and smelters in China, continue to limit production in Asia. Spot treatment charges remained at historically-low levels throughout the quarter, reflecting the tightness in the concentrate market.

Lead prices traded in a range of $1.06 to $1.22 per pound in Q1 2018. Sierra’s realized lead price during Q1 2018 was $1.15 per pound compared to $1.04 per pound in Q1 2017.

Currency Exchange Rates

The results of Sierra’s operations are affected by US dollar exchange rates. Sierra’s largest exposures are to the US dollar/Peruvian Nuevo Sol exchange rate and the US dollar/Mexican Peso exchange rate which impacts operating and administration costs in Peru and Mexico incurred in Nuevo Soles and Pesos while revenues are earned in US dollars. As at March 31, 2018 the US dollar/Peruvian Nuevo Sol exchange rate was 3.25 (December 31, 2017: 3.26) and the US dollar/Mexican Peso exchange rate was 18.22 (December 31, 2017: 19.74). A 10% change in the value of the Nuevo Sol and Peso against the US dollar would result in a change of $4.7 million and $2.3 million in the Company’s net profit, respectively, assuming that our operational performance during 2018 was consistent with 2017.

The Company also has a minor exposure to the Canadian dollar through corporate administrative costs.

13

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2018
(In thousands of United States dollars, unless otherwise stated)

5.	RESULTS OF OPERATIONS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2018	2017				2016
Production Highlights	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Ore Processed/tonnes milled
Yauricocha	271,389	266,222	268,178	237,912	251,180	236,650	237,429	215,510
Bolivar	259,375	226,986	223,339	192,937	243,974	245,000	250,261	236,252
Cusi	26,946	16,280	13,234	23,956	34,541	36,055	48,863	52,226
Consolidated	557,710	509,488	504,751	454,805	529,695	517,705	536,553	503,988
Silver ounces produced (000's)
Yauricocha	366	330	376	448	499	550	545	463
Bolivar	120	84	76	73	94	98	95	106
Cusi	108	82	55	95	104	140	172	211
Consolidated	594	496	507	616	697	788	812	780
Copper pounds produced (000's)
Yauricocha	3,727	3,567	3,178	2,192	2,783	1,720	1,740	959
Bolivar	4,363	3,904	3,522	3,123	4,508	4,433	4,417	4,287
Cusi	-	-	-	-	-	-	-	-
Consolidated	8,090	7,471	6,700	5,315	7,290	6,152	6,156	5,245
Lead pounds produced (000's)
Yauricocha	6,069	5,431	6,112	8,010	8,382	9,295	10,651	9,550
Bolivar	-	-	-	-	-	-	-	-
Cusi	243	305	246	457	761	695	999	1,105
Consolidated	6,312	5,736	6,358	8,467	9,143	9,990	11,650	10,655
Zinc pounds produced (000's)
Yauricocha	18,144	19,393	19,717	18,268	17,774	16,776	14,041	13,708
Bolivar	-	-	-	-	-	-	-	-
Cusi	70	152	160	262	363	263	394	510
Consolidated	18,214	19,545	19,877	18,530	18,137	17,039	14,435	14,218
Gold ounces produced
Yauricocha	835	723	827	566	779	908	1,457	1,237
Bolivar	1,048	791	629	620	840	801	583	743
Cusi	69	77	61	126	159	158	265	217
Consolidated	1,952	1,591	1,517	1,312	1,778	1,867	2,305	2,197

	2018	2017				2016
Production Highlights	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Silver equivalent ounces produced (000's)[1]
Yauricocha	3,236	3,084	2,973	2,551	2,735	2,541	2,062	1,806
Bolivar	1,021	873	736	586	825	783	634	700
Cusi	136	121	88	149	186	209	255	303
Consolidated	4,393	4,078	3,797	3,286	3,746	3,533	2,951	2,809
Copper equivalent pounds produced (000's)[1]
Yauricocha	17,266	16,527	17,107	17,029	18,346	17,956	18,304	14,347
Bolivar	5,450	4,677	4,235	3,914	5,533	5,536	5,627	5,563
Cusi	728	652	509	995	1,247	1,477	2,267	2,410
Consolidated	23,444	21,856	21,851	21,938	25,126	24,969	26,198	22,320
Cash cost per tonne processed
Yauricocha	$63.04	$64.90	$62.33	$61.13	$57.81	$56.15	$56.17	$55.41
Bolivar	$25.68	$28.84	$25.69	$22.53	$19.51	$21.88	$22.99	$26.40
Cusi	$83.57	$119.06	$134.77	$67.33	$52.71	$57.83	$47.21	$42.57
Consolidated	$46.66	$50.57	$48.01	$44.37	$39.84	$40.06	$39.87	$40.48

14

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2018
(In thousands of United States dollars, unless otherwise stated)

	Three Months Ended
Consolidated Production	March 31, 2018	March 31, 2017	% Var
Tonnes processed	557,710	529,695	5%
Daily throughput	6,374	6,054	5%

Silver ounces (000's)	594	698	-15%
Copper pounds (000's)	8,090	7,290	11%
Lead pounds (000's)	6,312	9,143	-31%
Zinc pounds (000's)	18,214	18,137	0%
Gold ounces	1,952	1,777	10%
Silver equivalent ounces (000's) (1)	4,393	3,746	17%
Copper equivalent pounds (000's) (1)	23,444	25,126	-7%
Zinc equivalent pounds (000's) (1)	47,209	52,331	-10%
Metals payable in concentrates
Silver ounces (000's)	520	638	-18%
Copper pounds (000's)	7,296	7,147	2%
Lead pounds (000's)	6,418	8,336	-23%
Zinc pounds (000's)	16,475	14,996	10%
Gold ounces	1,270	1,030	23%
Silver equivalent ounces (000's) (1)	3,964	3,340	19%
Copper equivalent pounds (000's) (1)	21,145	22,405	-6%
Zinc equivalent pounds (000's) (1)	42,561	46,574	-9%

(1) Silver equivalent ounces, Copper equivalent pounds, and Zinc equivalent pounds for Q1 2018 were calculated using the following realized prices: $16.75/oz Ag, $3.14/lb Cu, $1.15/lb Pb, $1.56/lb Zn, $1,334/oz Au. Silver equivalent ounces, Copper equivalent pounds, and Zinc equivalent pounds for Q1 2017 were calculated using the following realized prices: $17.71/oz Ag, $2.64/lb Cu, $1.04/lb Pb, $1.27/lb Zn, $1,231/oz Au.

The Peruvian Operation

Yauricocha Mine, Yauyos, Peru

Corona’s main asset, Yauricocha, is an underground mine located in western central Peru in the Yauyos province, approximately 12 km west of the Continental Divide. The Yauricocha property covers 18,778 hectares that straddle a 20 km strike length of the prolific Yauricocha fault, a major ore controlling structure in this part of western central Peru. The mine is at an average altitude of 4,600 meters and has been producing for more than 68 years. Ore is processed at the on-site Chumpe plant using a combination of crushing, grinding and flotation and is permitted to produce at a rate of 3,150 tpd. The ore is treated in two separate circuits and is extracted from three different types of deposits which include the following:

-	A polymetallic deposit, containing silver, lead, zinc, copper, and gold
-	A lead oxide deposit, containing lead, silver and gold
-	A copper oxide deposit, containing copper, silver, lead and gold

15

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2018
(In thousands of United States dollars, unless otherwise stated)

Yauricocha Production

A summary of contained metal production from the Yauricocha Mine for the three months ended March 31, 2018 has been provided below:

	3 Months Ended
Yauricocha Production	Q1 2018	Q1 2017	% Var.

Tonnes processed (mt)	271,389	251,180	8%
Daily throughput	3,102	2,871	8%

Silver grade (g/t)	59.52	81.37	-27%
Copper grade	0.89%	0.81%	9%
Lead grade	1.24%	1.76%	-29%
Zinc grade	3.45%	3.60%	-4%
Gold Grade (g/t)	0.61	0.56	9%

Silver recovery	70.50%	75.95%	-7%
Copper recovery	70.22%	62.00%	13%
Lead recovery	81.51%	85.96%	-5%
Zinc recovery	87.94%	89.12%	-1%
Gold Recovery	15.77%	17.25%	-9%

Silver ounces (000's)	366	499	-27%
Copper pounds (000's)	3,727	2,783	34%
Lead pounds (000's)	6,069	8,382	-28%
Zinc pounds (000's)	18,144	17,774	2%
Gold ounces	835	779	7%

Zinc equivalent pounds (000's)(1)	34,767	38,137	-9%

(1) Zinc equivalent pounds for Q1 2018 were calculated using the following realized prices: $16.75/oz Ag, $3.14/lb Cu, $1.15/lb Pb, $1.56/lb Zn, $1,334/oz Au. Zinc equivalent pounds for Q1 2017 were calculated using the following realized prices: $17.71/oz Ag, $2.64/lb Cu, $1.04/lb Pb, $1.27/lb Zn, $1,231/oz Au.

The Yauricocha Mine processed a quarterly record of 271,389 tonnes during Q1 2018, representing an 8% increase from Q1 2017. Despite the record quarterly throughput realized at Yauricocha during Q1 2018, lower silver, lead, and zinc head grades, and lower recoveries of all metals, except copper, resulted in the slight decline in equivalent metal production compared to Q1 2017.

The Company continues to see positive improvements from the restructuring at Yauricocha with increased throughput; however, slightly lower head grades were noted with increased contribution from the Esperanza zone into the production schedule in Q1 2018, as evidenced by the 9% decrease in zinc equivalent production over Q1 2017. During Q1 2018, the Company saw a significant 34% increase in the production of copper, a 2% increase in the production of zinc, and a 7% increase in the production of gold, offset by decreases in production of silver (27%), and lead (28%) compared to Q1 2017.

16

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2018
(In thousands of United States dollars, unless otherwise stated)

The Company remains focused on capitalizing on the successful drilling campaigns executed during 2017 which resulted in significant increases to the reserves and resources at Yauricocha. Continued production growth is expected to be realized from the strategic allocation of operating cash flows towards growth efficient capital, in order to provide the infrastructure, and scoping studies necessary to monetize the reserve and resource increases as quickly as possible.

The Mexican Operations

Bolivar Mine, Chihuahua State

The Bolivar Mine is a contiguous portion of the 15,217 hectare Bolívar Property land package within the municipality of Urique, in the Piedras Verdes mining district of Chihuahua State, Mexico. During 2012, the Company achieved its first full year of commercial production at the Piedras Verdes plant, which is located 6 kilometres from the Bolivar Mine that had an initial capacity of 1,000 tpd. In September 2013, the Piedras Verdes plant further increased its daily throughput capacity to 2,000 tpd by installing a new circuit. The additional ball mill purchased during Q4 2017, which is being installed at the Piedras Verdes Plant, will provide flexibility for the Company’s milling operations. Bolivar’s production reached 3,000 tonnes per day in Q1 2018, and should reach 3,500 tpd during Q3 or Q4 2018. Metallurgical recoveries are expected to remain at current levels for 2018.

At Bolívar during Q1 2018, 6,281 meters were drilled from surface as well as diamond drilling within the mine. 1,601 meters were drilled within the mine in the El Gallo zone, 4,680 meters within Bolivar Northwest and Bolivar West areas exploring the extension of the orebody to the North and West, exploring the skarn orebody with semi-massive magnetite, and disseminated nodules of chalcopyrite. This area will continue to be explored during the rest of 2018.

17

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2018
(In thousands of United States dollars, unless otherwise stated)

Bolivar Production

A summary of contained metal production from the Bolivar Mine for the three months ended March 31, 2018 has been provided below:

	3 Months Ended
Bolivar Production	Q1 2018	Q1 2017	% Var.

Tonnes processed (mt)	259,375	243,974	6%
Daily throughput	2,964	2,788	6%

Copper grade	0.95%	1.03%	-8%
Silver grade (g/t)	17.85	15.25	17%
Gold grade (g/t)	0.18	0.20	-13%

Copper recovery	80.65%	81.49%	-1%
Silver recovery	80.91%	78.95%	2%
Gold recovery	70.94%	52.49%	35%

Copper pounds (000's)	4,363	4,508	-3%
Silver ounces (000's)	120	94	28%
Gold ounces	1,048	840	25%

Copper equivalent pounds (000's)(1)	5,450	5,533	-1%

(1) Copper equivalent pounds for Q1 2018 were calculated using the following realized prices: $16.75/oz Ag, $3.14/lb Cu, $1.15/lb Pb, $1.56/lb Zn, $1,334/oz Au. Copper equivalent pounds for Q1 2017 were calculated using the following realized prices: $17.71/oz Ag, $2.64/lb Cu, $1.04/lb Pb, $1.27/lb Zn, $1,231/oz Au.

The Bolivar Mine processed a record 259,375 tonnes in Q1 2018, representing a 6% increase over Q1 2017. The higher throughput, silver head grades, and silver and gold recoveries resulted in a 1% decrease in copper equivalent production in Q1 2018 compared to Q1 2017. In Q1 2018, copper production decreased by 3% to 4,363,000 pounds, silver production increased 28% to 120,000 ounces, and gold production increased 25% to 1,048 ounces compared to Q1 2017. The Company has been successful at increasing tonnage at Bolivar through the commissioning of 13 new pieces of equipment. The new equipment along with the best use of existing mine infrastructure and equipment will help to maximize ore delivery to the processing plant.

The Company continues to define higher grade ore sources at Bolivar West and Bolivar Northwest which are expected to come into the mine plan by the second half of 2019. However, as a short-term planning strategy, the Bolivar Mine continues to focus on developing and mining the El Gallo Inferior zone to centralize operations, optimize equipment usage and to improve productivity. The Company remains confident that throughput can be increased to 3,500 tonnes per day during Q3 or Q4 2018.

18

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2018
(In thousands of United States dollars, unless otherwise stated)

The Cusi Mine, Chihuahua

The Company’s Cusi Mine encompasses 73 concessions covering 11,977 hectares that include 12 historical mines, each located on a mineralized structure, which lie within 40 kilometers of the Malpaso Plant located in Chihuahua State, Mexico. On January 1, 2013 the Company announced that the Cusi Mine achieved commercial production.

During Q1 2018 the Company drilled 1,448 meters inside the mines to verify the continuity of the orebodies and support development work on the various veins and 7,398 meters on surface.

Cusi Production

A summary of contained metal production from the Cusi Mine for the three months and year ended December 31, 2017 has been provided below:

	3 Months Ended
Cusi Production	Q1 2018	Q1 2017	% Var.

Tonnes processed (mt)	26,945	34,541	-22%
Daily throughput	308	395	-22%

Silver grade (g/t)	143.47	146.13	-2%
Gold grade (g/t)	0.18	0.25	-29%
Lead grade	0.48%	1.25%	-61%
Zinc grade	0.51%	1.26%	-60%

Silver recovery	86.69%	64.18%	35%
Gold recovery	45.26%	57.87%	-22%
Lead recovery	84.21%	80.22%	5%
Zinc recovery	23.44%	37.91%	-38%

Silver ounces (000's)	108	104	3%
Gold ounces	69	159	-57%
Lead pounds (000's)	243	761	-68%
Zinc pounds (000's)	71	363	-81%

Silver equivalent ounces (000's)(1)	136	186	-27%

(1) Silver equivalent ounces for Q1 2018 were calculated using the following realized prices: $16.75/oz Ag, $3.14/lb Cu, $1.15/lb Pb, $1.56/lb Zn, $1,334/oz Au. Silver equivalent ounces for Q1 2017 were calculated using the following realized prices: $17.71/oz Ag, $2.64/lb Cu, $1.04/lb Pb, $1.27/lb Zn, $1,231/oz Au.

19

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2018
(In thousands of United States dollars, unless otherwise stated)

Total ore processed increased 65% in Q1 to 26,945 tonnes when compared to Q4 2017 but decreased 22% when compared to Q1 2017.

Silver production of 108,000 ounces increased 3% in Q1 2017, as the metallurgical work performed during 2017 increased silver recoveries by 35%, despite the lower throughput. Metal production decreased for gold (57%), lead (68%) and zinc (81%).

The Company is currently mining selected higher-grade structures at the old mine, in addition to campaigning development ore from the Santa Rosa de Lima structure containing improved head grades to the mill at Cusi. The Company expects to gradually increase tonnage from the Santa Rosa de Lima zone as well as other zones in the areas previously developed with a different mandate to produce from disseminated mineralized zones until the mill is operating at its capacity of 650 tonnes per day. It is expected that the main supply of ore in-terms of tonnage and grade will come from Santa Rosa de Lima, in conjunction with other zones such as Promontorio, and Azucarera, starting in Q2 2018. Additionally, structural development at the Santa Rosa de Lima zone will be completed using long hole mining versus the existing cut and fill methodology which should result in lower costs going forward.

20

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2018
(In thousands of United States dollars, unless otherwise stated)

Consolidated Mineral Resources

											Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq
Reserves - Proven and Probable		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)	(M lb)
Yauricocha	Proven	1,836	47	1.08	0.84	2.59	0.64	-	-	5.78	3	44	34	105	38		-	234
	Probable	7,081	49	1.23	0.75	2.38	0.49	-	-	5.72	11	192	117	372	112		-	893
	Proven & Probable	8,917	48	1.20	0.77	2.43	0.52	-	-	5.73	14	235	151	477	150		-	1,127
Bolivar	Proven	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Probable	4,327	18	0.85	-	-	0.31	-	1.18	-	2	81	-	-	44	-	112	-
	Proven & Probable	4,327	18	0.85	-	-	0.31	-	1.18	-	2	81	-	-	44	-	112	-
Total	Proven & Probable	13,244	38	1.08	0.77	2.43	0.45				16	316	151	477	194

											Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq
Resources - Measured and Indicated		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)	(M lb)
Yauricocha	Measured	3,094	70	1.72	1.23	3.20	0.79	-	-	8.06	7	117	84	219	78	-	-	550
	Indicated	10,112	60	1.46	0.83	2.67	0.60	-	-	6.63	19	326	185	595	196	-	-	1,478
	Measured & Indicated	13,206	62	1.52	0.92	2.79	0.65	-	-	6.97	26	444	269	813	274	-	-	2,028
Bolivar	Measured	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Indicated	9,335	18	0.90	-	-	0.30	-	1.23	-	5	185	-	-	91	-	253	-
	Measured & Indicated	9,335	18	0.90	-	-	0.30	-	1.23	-	5	185	-	-	91	-	253	-
Cusi	Measured	362	225	-	0.55	0.68	0.13	268.59	-	-	3	-	4	5	2	3	-	-
	Indicated	4,195	217	-	0.64	0.66	0.21	267.08	-	-	29	-	59	61	29	36	-	-
	Measured & Indicated	4,557	218	-	0.63	0.66	0.20	267.20	-	-	32	-	63	66	30	39	-	-
Total	Measured & Indicated	27,098	73	1.05	0.56	1.47	0.45				64	628	332	880	395

											Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq
Resources – Inferred		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)	(M lb)
Yauricocha		6,632	43	1.19	0.47	2.16	0.55	-	-	5.15	9	175	68	315	117	-	-	753
Bolivar		9,055	18	0.86	-	-	0.33	-	1.20	-	5	172	-	-	97	-	240	-
Cusi		1,633	158	-	0.54	0.84	0.16	206.84	-	-	8	-	20	30	8	11	-	-
Total	Inferred	17,320	41	0.91	0.23	0.90	0.40				23	346	88	346	222

Notes:

1.	The effective date of the Yauricocha mineral reserve and resource estimate is July 31, 2017. Details of the estimate are provided in a NI 43-101 technical report filed on SEDAR on November 10, 2017. Zinc equivalency is based on the following metal price assumptions: US$17.80/oz Ag, US$2.60/lb Cu, US$1.01/lb Pb, US$1.25/lb Zn and US$1,255/oz Au. Metallurgical recovery assumptions are variable between mineralization types, and are based on actual plant data for 2017. They range (where recovered) from 28-67% Ag, 39-65% Cu, 66-85% Pb, 89% Zn, 16-54% Au. The equivalency expression is designed to present an in-situ zinc equivalent, considering the recovered value of the other metals expressed in the value of zinc percent.

•	The equation is: ZnEq = ((Ag*Ag$*Agrec)+(Cu*Cu$*Curec)+(Pb*Pb$*Pbrec)+(Zn*Zn$*Znrec)+(Au*Au$*Aurec)) / (Zn$*Znrec).

2.	The effective date of the Cusi mineral resource estimate is Aug 31, 2017. Details of the estimate are provided in a NI 43-101 technical report filed on SEDAR on February 12, 2018. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Silver equivalency is based on the following metal price assumptions: US$18.30/oz Ag, US$0.93/lb Pb, US$1.15/lb Zn and US$1,283/oz Au. Based on the historical production information for Cusi, the metallurgical recovery assumptions are 84% Ag, 86% Pb, 51% Zn, 57% Au. The equivalency expression is designed to present an in-situ silver equivalent, considering the recovered value of the other metals expressed in the value of silver g/t.

•	The equation is: CuEq = ((Ag*Ag$*Agrec)+(Cu*Cu$*Curec)+(Au*Au$*Aurec)) / (Cu$*Curec).

3.	The effective date of the Cusi mineral resource estimate is Aug 31, 2017. Details of the estimate are provided in a NI 43-101 technical report filed on SEDAR on February 12, 2018. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Silver equivalency is based on the following metal price assumptions: US$18.30/oz Ag, US$0.93/lb Pb, US$1.15/lb Zn and US$1,283/oz Au. Based on the historical production information for Cusi, the metallurgical recovery assumptions are 84% Ag, 86% Pb, 51% Zn, 57% Au. The equivalency expression is designed to present an in-situ silver equivalent, considering the recovered value of the other metals expressed in the value of silver g/t.

•	The equation is: AgEq = ((Ag*Ag$*Agrec)+(Pb*Pb$*Pbrec)+(Zn*Zn$*Znrec)+(Au*Au$*Aurec)) / (Ag$*Agrec).

21

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2018
(In thousands of United States dollars, unless otherwise stated)

6.	SUMMARIZED FINANCIAL RESULTS

Three months ended March 31, 2018 (compared to the three months ended March 31, 2017)

Net income attributable to shareholders for Q1 2018 was $8.7 million (Q1 2017: $2.6 million) or $0.05 per share (basic and diluted) (Q1 2017: $0.02). The main differences from these periods are explained below.

Revenues

Revenue from metals payable at the Yauricocha Mine in Peru of $46.6 million for Q1 2018 increased by 21% compared to $38.5 million of revenues in Q1 2017. The increase in revenues during Q1 2018 was due to an 8% increase in tonnes processed, higher head grades for copper and gold, and higher recoveries for copper. Increases in the prices of copper (17%), zinc (23%), lead (11%), and gold (9%) also contributed to the revenue improvement. The Company continued to achieve exceptional production during Q1 2018 as the operational improvement program, and the focus on extracting higher value ore, in addition to ore sourced from the Esperanza Zone, continues to increase revenues.

Revenue from metals payable in Mexico were $15.1 million for Q1 2018 compared to $16.0 million for the same period in 2017. Revenue in Mexico decreased as a result of the 22% decrease in throughput, lower head grades and recoveries for all metals, except lead recoveries, at Cusi. The 6% increase in throughput, higher silver head grades, silver and gold recoveries, and higher copper price resulted in Bolivar’s revenues being consistent with Q1 2017;

Revenue from metals payable at the Bolivar Mine were $13.9 million for Q1 2018 compared to $13.8 million for the same period in 2017. The slight increase in revenue from the Bolivar Mine in Q1 2018 was due to the 17% increase in the price of copper realized, the 6% increase in throughput, and higher silver gold recoveries realized due to plant enhancements completed at Bolivar which included the installation of a new vibrating screen, filters, and cyclones.

Revenue from metals payable at the Cusi Mine for Q1 2018 were $1.3 million compared to $2.2 million for the same period in 2017. The decrease in revenues was the result of a 22% decrease in throughput, lower head grades and recoveries for all metals, except lead recoveries. Despite the decreases in tonnage and metal production at Cusi it is important to note that Cusi only represents approximately 4% of Sierra Metals current total production. The Company is currently mining selected higher-grade structures at the old mine in addition to campaigning development ore from the Santa Rosa de Lima structure containing improved head grades to the mill at Cusi. The Company expects to gradually increase tonnage from the Santa Rosa de Lima zone until the mill is operating at its capacity of 650 tonnes per day using only ore from the Santa Rosa de Lima zone. It is expected that the main supply of ore in-terms of tonnage and grade will come from Santa Rosa de Lima starting in Q2 2018.

22

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2018
(In thousands of United States dollars, unless otherwise stated)

The following table shows the Company’s realized selling prices for Q1 2018 and each quarter in 2017:

Realized Metal Prices	2018	2017
(In US dollars)	Q1	Q4	Q3	Q2	Q1

Silver (oz)	$16.75	$16.77	$16.86	$17.22	$17.71
Copper (lb)	$3.14	$3.13	$2.93	$2.58	$2.64
Lead (lb)	$1.15	$1.11	$1.08	$0.99	$1.04
Zinc (lb)	$1.56	$1.45	$1.36	$1.20	$1.27
Gold (oz)	$1,334	$1,282	$1,280	$1,265	$1,231

Yauricocha’s cost of sales per zinc equivalent payable pound was $0.63 (Q1 2017 - $0.47), cash cost per zinc equivalent payable pound was $0.57 (Q1 2017 - $0.42), and AISC per zinc equivalent payable pound of $0.82 (Q1 2017 - $0.61). The increase in the AISC per zinc equivalent payable pound for Q1 2018 compared to Q1 2017 were a result of fewer zinc equivalent pounds sold, despite higher throughput due to lower head grades; as well as slight increases to administrative costs and operating costs which included infill drilling and drift development costs that will be utilized within one year, and thus are included in opex.

Bolivar’s cost of sales per copper equivalent payable pound was $1.46 (Q1 2017 - $1.22), cash cost per copper equivalent payable pound was $1.29 (Q1 2017 - $1.20), and AISC per copper equivalent payable pound was $1.94 (Q1 2017 - $1.98) for Q1 2018 compared to Q1 2017. The decrease in the AISC per copper equivalent payable pound during Q1 2018 was due to a decrease in sustaining capital expenditures, as there were additional mine development costs, and various equipment purchases made by the Company during the Q1 2017 in an effort to improve equipment availability and increase tonnage.

Cusi’s cost of sales per silver equivalent payable ounce was $10.17 (Q1 2017 - $7.72), cash cost per silver equivalent payable ounce was $18.34 (Q1 2017 - $9.78), and AISC per silver equivalent payable ounce was $28.33 (Q1 2017 - $20.55) for Q1 2018 compared to Q1 2017. AISC per silver equivalent payable ounce increased due to the decline in throughput which resulted in fewer silver equivalent payable ounces as the Company continued its refocused efforts on completing access, development and production from the Santa Rosa de Lima zone which contains wider structures and higher silver grades.

Non-cash depletion, depreciation and amortization

The Company recorded total non-cash depletion, depreciation and amortization expense for Q1 2018 of $7.6 million compared to $16.7 million for the same period in 2017.

23

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2018
(In thousands of United States dollars, unless otherwise stated)

A large component of the net income for every period is the non-cash depletion charge in Peru, which was $2.6 million for Q1 2018 (Q1 2017: $9.2 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine. The decrease in the non-cash depletion charge in Q1 2018 was due to the 134% increase in proven and probable reserves reported in the Company’s NI 43-101 Technical Report issued on October 26, 2017.

General and Administrative Expenses

The Company incurred general and administrative expenses of $5.1 million for Q1 2018 compared to $3.6 million for the same period in 2017. The increase in general and administrative costs in Q1 2018 was due to additional payroll costs related to the strengthening of the corporate teams in Peru and Mexico by adding professionals with experience in projects and metallurgy, planning and scoping, organization restructuring, as well as continuous improvement capabilities. These additional payroll costs were added during the second half of 2017, and thus, were not included in the costs for Q1 2017.

Adjusted EBITDA (1)

The Company recorded adjusted EBITDA of $27.4 million during Q1 2018 (Q1 2017: $25.4 million) which was comprised of $24.1 million (Q1 2017: $20.4 million) from the Peruvian operations and $4.3 million (Q1 2017: $5.5 million) from the operations in Mexico. The increase in adjusted EBITDA is due to the increase in revenues discussed previously. Adjusted EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. Adjusted EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, foreign exchange variations, non-recurring provisions, share-based payments expense, and income taxes. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

Income taxes

The Company recorded current tax expense of $7.5 million for Q1 2018 compared to $6.2 million for the same period in 2017. The increase was the result of the higher taxable income generated in Peru during Q1 2018 compared to Q1 2017.

During Q1 2018, the Company recorded a deferred tax recovery of $0.3 million compared to $4.5 million in the same period in 2017. The main driver for the Company’s consolidated deferred tax recovery is the non-cash recovery associated with the acquisition of Corona which has decreased period over period, in line with the non-cash depletion charge mentioned previously.

24

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2018
(In thousands of United States dollars, unless otherwise stated)

Adjusted net income attributable to shareholders (1)

The Company recorded an adjusted net income of $11.2 million for Q1 2018 compared to an adjusted net income of $11.0 million for the same period in 2017. The increase resulted from the increase in revenues at the Yauricocha and Bolivar Mines. Adjusted net income is defined by management as the net income attributable to shareholders shown in the condensed interim consolidated statements of income excluding the non-cash depletion charge due to the acquisition of Corona, the corresponding deferred income tax recovery, and certain non-recurring or non-cash items. Accordingly, management considers this metric to be more meaningful to measure the Company’s profitability than net income as it adjusts for specific non-cash items.

Other Comprehensive Income

Other comprehensive income (“OCI”) for Q1 2018 was $10.6 million compared to OCI of $3.1 million for the same period in 2017. OCI includes a foreign currency loss of $0.6 million for Q1 2018 (Q1 2017: $0.5 million). The unrealized foreign currency translation loss was caused by the weakening of the Canadian dollar relative to the US dollar during the period which resulted in a foreign exchange loss on the translation of the Canadian dollar net assets into the Company’s US dollar presentation currency.

(1) This is a non-IFRS performance measure, see non-IFRS Performance Measures section of this MD&A.

The following tables display selected quarterly financial results detailed by operating segment:

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended March 31, 2018	$	$		$	$

Revenue (1)	46,563	13,856	1,256	-	61,675

Production cost of sales	(19,821)	(6,992)	(1,535)	-	(28,348)
Depletion of mineral property	(2,602)	(936)	(207)	-	(3,745)
Depreciation and amortization of property, plant and equipment	(1,522)	(1,835)	(403)	-	(3,760)
Cost of sales	(23,945)	(9,763)	(2,145)	-	(35,853)

Gross profit (loss) from mining operations	22,618	4,093	(889)	-	25,822

Net income (loss) from operations	12,590	1,226	(1,501)	(1,182)	11,133

Adjusted EBITDA	24,138	4,854	(602)	(987)	27,403

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended March 31, 2017	$	$		$	$

Revenue	38,501	13,811	2,206	-	54,518

Production cost of sales	(15,128)	(7,000)	(1,536)	-	(23,664)
Depletion of mineral property	(9,631)	(1,002)	(220)	-	(10,853)
Depreciation and amortization of property, plant and equipment	(2,993)	(2,202)	(483)	-	(5,678)
Cost of sales	(27,752)	(10,204)	(2,239)	-	(40,195)

Gross profit (loss) from mining operations	10,749	3,607	(33)	-	14,323

Net income (loss) from operations	5,202	(52)	(976)	(560)	3,614

Adjusted EBITDA	20,400	5,163	345	(547)	25,361

25

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2018
(In thousands of United States dollars, unless otherwise stated)

Cash Flows

Cash flow from operating activities before movements in working capital of $27.3 million for Q1 2018 increased from $23.7 million in the same period of 2017. The increase was due to the increase in revenues and operating margins previously discussed.

Net cash flow of $(9.7) million (Q1 2017: $(9.8) million) used in investing activities for Q1 2018 consists of purchases of property, plant and equipment, capital expenditures related to the Yauricocha shaft and tunnel development, and exploration and evaluation assets in Peru and Mexico.

A breakdown of the Company’s capital expenditures of $9.7 million during the three months ended March 31, 2018 is presented below:

Q1 2018 Capital Expenditures by Mine
($ Millions)	Yauricocha	Bolivar	Cusi	Total
Expenditure
Mascota Shaft Refurbishing	$0.10	$-	$-	$0.10
Concentrator Plant Improvements	$0.50	$-	$-	$0.50
Investment in Equipment	$1.00	$0.60	$0.60	$2.20
Exploration Drilling	$0.30	$0.20	$0.80	$1.30
Mine Development	$1.00	$0.60	$0.30	$1.90
Plant Improvements (production increases)	$0.50	$0.80	$0.40	$1.70
Ventilation	$0.50	$-	$-	$0.50
Yauricocha Tunnel	$0.70	$-	$-	$0.70
Yauricocha Shaft	$0.70	$-	$-	$0.70
Mining Concession Fees	$-	$0.10	$-	$0.10
	$5.30	$2.30	$2.10	$9.70

Net cash flow of $(0.2) million (Q1 2017: $(5.7) million) from (used in) financing activities for Q1 2018 consists of $(3.5) million (Q1 2017: $(8.0) million) in repayments of loans and credit facilities, $(0.7) million (Q1 2017: $(1.0) million) in interest paid on loans and credit facilities, and $(1.1) million (Q1 2017: $(0.5) million) of dividends paid to non-controlling interest shareholders. This was partially offset by proceeds received from the issuance of credit facilities of $5.0 million during Q1 2018 (Q1 2017: $3.8 million).

26

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2018
(In thousands of United States dollars, unless otherwise stated)

7.	QUARTERLY FINANCIAL REVIEW

The following table displays selected results from the eight most recent quarters:

(In thousands of United States dollars, except per share	2018	2017				2016
amounts)	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30
Revenues	61,675	51,170	50,859	48,571	54,518	41,825	40,757	36,858
Adjusted EBITDA	27,403	19,208	18,845	17,620	25,361	15,985	16,264	5,265
Adjusted net income attributable to shareholders	11,187	3,241	4,993	4,258	10,990	3,516	5,003	454
Net income (loss) attributable to shareholders	8,703	2,118	(6,523)	(2,798)	2,558	(5,076)	1,367	(3,440)

Basic and diluted earnings (loss) per share ($)	0.05	0.01	(0.04)	(0.02)	0.02	(0.04)	0.01	(0.02)

8.	LIQUIDITY AND CAPITAL RESOURCES

Financial Condition Review

The following table provides a comparison of key elements of Sierra’s balance sheet as at March 31, 2018 and December 31, 2017:

(000's)	March 31, 2018	December 31, 2017
Cash and cash equivalents	$25,514	$23,878
Working capital	$(1,576)	$(6,784)
Total assets	$346,109	$340,601

Debt (net of financing fees)	$66,825	$64,860
Total liabilities	$155,491	$159,923

Equity attributable to owners of the Company	$163,148	$154,571

Cash and cash equivalents of $25.5 million and working capital of $(1.6) million as at March 31, 2018 compared to $23.9 million and $(6.8) million, respectively, at the end of 2017. Cash and cash equivalents have increased by $1.6 million during Q1 2018 due to $11.5 million of operating cash flows, and $5.0 million drawn down from a short term revolving line of credit, being offset by capital expenditures incurred in Mexico and Peru of $(9.7) million, repayment of loans, credit facilities and interest of $(4.2) million, dividends paid to non-controlling interest shareholders of $(1.1) million. Included in the $11.5 million of operating cash flows were negative changes in non-cash working capital items of $3.5 million due to the decrease in income tax payable as at March 31, 2018.

Trade and other receivables includes $6.9 million (December 31, 2017 - $3.8 million) of Mexican value-added tax (“VAT”) receivables. During 2014, the Company commenced the process to request the refund of the VAT receivable relating to 2012 and 2013 and has successfully received refunds of $14.0 million for some of the monthly claims submitted over the past three years. The Company expects to collect or offset the VAT balance against 2018 VAT payables. Amounts included in trade and other receivables are current and the Company has no allowance for doubtful accounts as at March 31, 2018.

27

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2018
(In thousands of United States dollars, unless otherwise stated)

Sierra’s outstanding loan and credit facilities are shown below:

	Balance Outstanding
(000's)	Limit	March 31, 2018	December 31, 2017
Dia Bras Peru loan with BCP (Corona Acquisition)(1)	$-	$39,088	$40,377
Corona loan with BCP (Corona Operating)(2)	$-	$4,732	$6,309
DBP revolving credit facility with BCP(3)	$15,000	$15,000	$15,000
Corona Notes payable to BBVA Banco Continental(4)	$5,000	$5,000	$-
FIFOMI working capital facility	$7,543	$3,005	$3,174
Total Debt		$66,825	$64,860

Less cash balances		$25,514	$23,878
Net Debt		$41,311	$40,982

(1 – 4) See condensed interim consolidated financial statements as at March 31, 2018 for details of each loan and credit facility.

Outstanding shares

The authorized share capital at March 31, 2018 was an unlimited number of common shares without par value. As at May 7, 2018, the Company had 163.4 million shares issued and outstanding (December 31, 2017 – 162.8 million shares issued and outstanding).

As at March 31, 2018, there were 1,201,497 RSUs outstanding at a weighted average fair value of C$2.97.

As at May 7, 2018 there are 1,201,497 RSU’s outstanding at a weighted average fair value of C$2.97.

9.	safety, health and environment

Sierra Metals is fully committed to disciplined and responsible growth and has Safety and Health and Environmental Policies in place to support this commitment. The Company’s corporate responsibility objectives are to prevent pollution, minimize the impact operations may cause to the environment and practice progressive rehabilitation of areas impacted by its activities. The Company aims to operate in a socially responsible and sustainable manner, and to follow international guidelines in Mexico and Peru. The Company focuses on social programs with the local communities in Mexico and Peru on an ongoing basis.

10.	OTHER RISKS AND UNCERTAINTIES

Claims and Legal Proceedings

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company carries liability insurance coverage and will establish accruals and provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

28

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2018
(In thousands of United States dollars, unless otherwise stated)

The claims associated with the Company’s Mexican operations are discussed in detail below:

a)	In October 2009, Polo y Ron Minerals, S.A. de C.V. (“P&R”) sued the Company and one of its subsidiaries, Dia Bras Mexicana S.A. de C.V. (“DBM”). P&R claimed damages for the cancellation of an option agreement (the “Option Agreement”) regarding the San Jose properties in Chihuahua, Mexico (the “San Jose Properties”). The San Jose Properties are not located in any areas where DBM currently operates, nor are these properties included in any resource estimates of the Company. The Company believes that it has complied with all of its obligations pertaining to the Option Agreement. In October 2011, the 8th Civil Court of the Judicial District of Morelos in Chihuahua issued a resolution that absolved the Company from the claims brought against it by P&R on the basis that P&R did not provide evidence to support any of its claims. P&R appealed this resolution to the State Court, which overruled the previous resolution and ordered the Company to: (i) transfer to P&R 17 mining concessions from the Company’s Bolivar project, including the mining concessions where both mine operations and mineral reserves are located; and (ii) pay $423 to P&R; the Company was not appropriately notified of this resolution. In February 2013, a Federal Court in the State of Chihuahua granted the Company a temporary suspension of the adverse resolution issued by the State Court of Chihuahua, Mexico. In July 2014, a Federal Court in the State of Chihuahua ordered that the Company was entitled to receive proper notice of the adverse resolution previously issued by the State Court of Chihuahua. This allows the Company to proceed with its appeal (writ of “amparo”) of the State Court’s previous resolution. The adverse resolution has been temporarily suspended since March 2013, which suspension will remain in place pending the writ of amparo. The amparo is being heard in Federal Court and will challenge the State Court’s ruling. The Federal Court’s verdict in the amparo will be final and non-appealable. The Company continues to vigorously defend its position by applying the proper legal resources necessary to defend its position. On February 12, 2016, The Second Federal Collegiate Court of Civil and Labor Matters, of the Seventeenth circuit in the State of Chihuahua, ("the Federal Court") issued a new judgment ruling that the State Court lacked jurisdiction to rule on issues concerning mining titles, and that no previous rulings by the State Court against the Company shall stand. They ordered the cancellation of the previous adverse resolution by the state Court. The Company will continue to vigorously defend this claim. Sierra Metals continues to believe that the original claim is without merit.

b)	In 2009, a personal action was filed in Mexico against DBM by an individual, Ambrosio Bencomo Muñoz as administrator of the intestate succession of Ambrosio Bencomo Casavantes y Jesus Jose Bencomo Muñoz, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. In June 2011, the Sixth Civil Court of Chihuahua, Mexico, ruled that the claim was unfounded and dismissed the case, the plaintiff appealed to the State Court.

29

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2018
(In thousands of United States dollars, unless otherwise stated)

11.	NON-IFRS PERFORMANCE MEASURES

The non-IFRS performance measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers.

Non-IFRS reconciliation of adjusted EBITDA

EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, and income taxes. Adjusted EBITDA has been included in this document. Under IFRS, entities must reflect in compensation expense the cost of share-based payments. In the Company’s circumstances, share-based payments involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange for cash. As such, the Company has made an entity specific adjustment to EBITDA for these expenses. The Company has also made an entity-specific adjustment to the foreign currency exchange (gain)/loss. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

The following table provides a reconciliation of adjusted EBITDA to the condensed interim consolidated financial statements for the three months ended March 31, 2018 and 2017:

	Three Months Ended
(In thousands of United States dollars)	March 31, 2018	March 31, 2017

Net income	$11,133	$3,614

Adjusted for:
Depletion and depreciation	7,569	16,674
Interest expense and other finance costs	792	1,046
Interest income	(32)	(44)
Share-based payments	450	450
Foreign currency exchange and other provisions	312	1,916
Income taxes	7,179	1,705
Adjusted EBITDA	$27,403	$25,361

Non-IFRS reconciliation of adjusted net income

The Company has included the non-IFRS financial performance measure of adjusted net income, defined by management as the net income attributable to shareholders shown in the statement of earnings plus the non-cash depletion charge due to the acquisition of Corona and the corresponding deferred tax recovery and certain non-recurring or non-cash items such as share-based compensation and foreign currency exchange (gains) losses. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors may want to use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS.

30

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2018
(In thousands of United States dollars, unless otherwise stated)

The following table provides a reconciliation of adjusted net income to the condensed interim consolidated financial statements for the three months ended March 31, 2018 and 2017:

	Three Months Ended
(In thousands of United States dollars)	March 31, 2018	March 31, 2017

Net income attributable to shareholders	$8,703	$2,558
Non-cash depletion charge on Corona's acquisition	2,602	9,167
Deferred tax recovery on Corona's acquisition depletion charge	(880)	(3,101)
Share-based compensation	450	450
Foreign currency exchange gain	312	1,916
Adjusted net income attributable to shareholders	$11,187	$10,990

Cash cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound

The Company uses the non-IFRS measure of cash cost per silver equivalent ounce, copper equivalent payable pound, and zinc equivalent payable pound to manage and evaluate operating performance. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company considers cost of sales per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound to be the most comparable IFRS measure to cash cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound, and has included calculations of this metric in the reconciliations within the applicable tables to follow.

All-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound

All-In Sustaining Cost (“AISC”) is a non-IFRS measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

AISC is a more comprehensive measure than cash cost per ounce/pound for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver and copper from its current operations.

31

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2018
(In thousands of United States dollars, unless otherwise stated)

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, including treatment and refining charges and selling costs, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures and corporate general and administrative expenses. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes that this measure represents the total sustainable costs of producing silver and copper from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver and copper production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

The following table provides a reconciliation of cash costs to cost of sales, as reported in the Company’s condensed interim consolidated statement of income for the three months ended March 31, 2018 and 2017:

	Three months ended					Three months ended
(In thousand of US dollars, unless stated)	March 31, 2018					March 31, 2017
	Yauricocha		Bolivar	Cusi	Consolidated	Yauricocha	Bolivar	Cusi	Consolidated

Cash Cost per Tonne of Processed Ore
Cost of Sales		23,945	8,342	3,565	35,852	27,752	9,203	3,239	40,194
Reverse: Workers Profit Sharing		(1,514)	-	-	(1,514)	(1,307)	-	-	(1,307)
Reverse: D&A/Other adjustments		(4,545)	(2,164)	(796)	(7,505)	(12,915)	(2,323)	(1,292)	(16,530)
Reverse: Variation in Finished Inventory		(777)	483	(517)	(811)	992	(2,120)	(127)	(1,255)
Total Cash Cost		17,109	6,660	2,252	26,021	14,522	4,760	1,820	21,102
Tonnes Processed		271,389	259,375	26,945	557,710	251,180	243,974	34,541	529,695
Cash Cost per Tonne Processed	US$	63.04	25.68	83.57	46.66	57.82	19.51	52.69	39.84

32

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2018
(In thousands of United States dollars, unless otherwise stated)

The following table provides detailed information on Yauricocha’s cost of sales, cash cost, and all-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound for the three months ended March 31, 2018 and 2017:

Yauricocha:

YAURICOCHA	Three months ended
(In thousand of US dollars, unless stated)	March 31, 2018		March 31, 2017

Cash Cost per silver equivalent payable ounce
Total Cash Cost		17,109	14,522
Variation in Finished inventory		777	(992)
Total Cash Cost of Sales		17,886	13,530
Treatment and Refining Charges		2,826	2,055
Selling Costs		1,032	997
G&A Costs		1,851	1,232
Sustaining Capital Expenditures		1,884	1,612
All-In Sustaining Cash Costs		25,479	19,426
Silver Equivalent Payable Ounces (000's)		2,915	2,285
Cost of Sales		19,821	15,128
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	6.80	6.62
Cash Cost per Silver Equivalent Payable Ounce	(US$)	6.14	5.92
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	8.74	8.50
Copper Equivalent Payable Pounds		15,548	15,330
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.27	0.99
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.15	0.88
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	1.64	1.27
Zinc Equivalent Payable Pounds		31,256	31,866
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.63	0.47
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.57	0.42
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.82	0.61

33

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2018
(In thousands of United States dollars, unless otherwise stated)

The following table provides detailed information on Bolivar’s cost of sales, cash cost, and all-in sustaining cost per copper equivalent payable pound, zinc equivalent payable pound, and silver equivalent payable ounce for the three months ended March 31, 2018 and 2017:

Bolivar:

BOLIVAR	Three months ended
(In thousand of US dollars, unless stated)	March 31, 2018		March 31, 2017

Cash Cost per copper equivalent payable pound
Total Cash Cost		6,660	4,760
Variation in Finished inventory		(483)	2,120
Total Cash Cost of Sales		6,177	6,880
Treatment and Refining Charges		957	1,543
Selling Costs		653	856
G&A Costs		856	574
Sustaining Capital Expenditures		638	1,512
All-In Sustaining Cash Costs		9,281	11,365
Silver Equivalent Payable Ounces (000's)		898	856
Cost of Sales		6,992	7,000
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	7.79	8.18
Cash Cost per Silver Equivalent Payable Ounce	(US$)	6.88	8.04
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	10.34	13.28
Copper Equivalent Payable Pounds		4,790	5,742
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.46	1.22
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.29	1.20
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	1.94	1.98
Zinc Equivalent Payable Pounds		9,642	11,936
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.73	0.59
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.64	0.58
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.96	0.95

34

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2018
(In thousands of United States dollars, unless otherwise stated)

The following table provides detailed information on Cusi’s cost of sales, cash cost, and all-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound for the three months ended March 31, 2018 and 2017:

Cusi:

CUSI	Three months ended
(In thousand of US dollars, unless stated)	March 31, 2018		March 31, 2017

Cash Cost per silver equivalent payable ounce
Total Cash Cost		2,252	1,820
Variation in Finished inventory		517	127
Total Cash Cost of Sales		2,769	1,947
Treatment and Refining Charges		619	584
Selling Costs		143	151
G&A Costs		188	101
Sustaining Capital Expenditures		558	1,306
All-In Sustaining Cash Costs		4,277	4,089
Silver Equivalent Payable Ounces (000's)		151	199
Cost of Sales		1,535	1,536
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	10.17	7.72
Cash Cost per Silver Equivalent Payable Ounce	(US$)	18.34	9.78
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	28.33	20.55
Copper Equivalent Payable Pounds		806	1,334
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.90	1.15
Cash Cost per Copper Equivalent Payable Pound	(US$)	3.44	1.46
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	5.31	3.07
Zinc Equivalent Payable Pounds		1,623	2,772
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.95	0.55
Cash Cost per Zinc Equivalent Payable Pound	(US$)	1.71	0.70
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	2.64	1.48

Consolidated:

CONSOLIDATED	Three months ended
(In thousand of US dollars, unless stated)	March 31, 2018		March 31, 2017
Total Cash Cost of Sales		26,832	22,357
All-In Sustaining Cash Costs		39,037	34,880
Silver Equivalent Payable Ounces (000's)		3,964	3,340
Cost of Sales		28,348	23,664
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	7.15	7.09
Cash Cost per Silver Equivalent Payable Ounce	(US$)	6.77	6.69
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	9.85	10.44
Copper Equivalent Payable Pounds		21,144	22,406
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.34	1.06
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.27	1.00
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	1.85	1.56
Zinc Equivalent Payable Pounds		42,521	46,574
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.67	0.51
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.63	0.48
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.92	0.75

35

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2018
(In thousands of United States dollars, unless otherwise stated)

Additional non-IFRS measures

The Company uses other financial measures, the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

•	Operating cash flows before movements in working capital - excludes the movement from period-to-period in working capital items including trade and other receivables, prepaid expenses, deposits, inventories, trade and other payables and the effects of foreign exchange rates on these items.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because cash flows generated from operations before changes in working capital excludes the movement in working capital items. This, in management’s view, provides useful information of the Company’s cash flows from operations and are considered to be meaningful in evaluating the Company’s past financial performance or its future prospects. The most comparable IFRS measure is cash flows from operating activities.

12.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Significant accounting judgments and estimates

In the application of the Company’s accounting policies, which are described in note 2 of the Company’s December 31, 2017 consolidated financial statements, management is required to make judgments, estimates and assumptions about the effects of uncertain future events on the carrying amounts of assets and liabilities. The estimates and associated assumptions are based on management’s best knowledge of the relevant facts and circumstances and historical experience. Actual results may differ from these estimates; potentially having a material future effect on the Company’s consolidated financial statements.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the significant judgments that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

I.	Impairment review of asset carrying values

In accordance with the Company’s accounting policy, at every reporting period, the Company assesses whether there are any indicators that the carrying value of its assets or CGUs may be impaired, which is a significant management judgment. Where there is an indication that the carrying amount of an asset may not be recoverable, the Company prepares a formal estimate of the recoverable amount by analyzing discounted cash flows. The resulting valuations are particularly sensitive to changes in estimates such as long term commodity prices, exchange rates, sales volume, operating costs, and discount rates. In the event of impairment, if there is an adverse change in any of the assumptions or estimates used in the discounted cash flow model, this could result in a further impairment of the asset. Also, in accordance with the Company’s accounting policy, the Company capitalizes evaluation expenditures when there is a high degree of confidence that these costs are recoverable and have a probable future benefit. As at March 31, 2018, management assessed its mining property assets and exploration and evaluation expenditures for impairment and determined that no impairment was required.

36

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2018
(In thousands of United States dollars, unless otherwise stated)

II.	Mineral reserves and resources

The Company estimates mineral reserves and resources based on information prepared by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument (“NI”) 43-101. These estimates form the basis of the Company’s life of mine (“LOM”) plans, which are used for a number of important and significant accounting purposes, including: the calculation of depletion expense and impairment charges, forecasting the timing of the payment of decommissioning costs and future taxes. There are significant uncertainties inherent in the estimation of mineral reserves and the assumptions used which include commodity prices, production costs, recovery rates and exchange rates may change significantly when new information becomes available. Changes in assumptions could result in mineral reserves being revised, which in turn would impact our depletion expense, asset carrying values and the provision for decommissioning costs.

III.	Deferred tax assets and liabilities

The Company’s management makes significant estimates and judgments in determining the Company’s tax expense for the period and the deferred tax assets and liabilities. Management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. In addition, management makes estimates related to expectations of future taxable income based on cash flows from operations and the application of existing tax laws in each jurisdiction. Assumptions used in the cash flow forecast are based on management’s estimates of future production and sales volume, commodity prices, operating costs, capital expenditures, dividends, and decommissioning and reclamation expenditures. These estimates are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to the statement of loss. The Company is subject to assessments by the various tax authorities who may interpret the tax laws differently. These differences may impact the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimates of the probable outcome of these matters.

IV.	Decommissioning and restoration liabilities costs

The Company’s provision for decommissioning and restoration costs is based on management’s best estimate of the present value of the future cash outflows required to settle the liability. In determining the liability, management makes estimates about the future costs, inflation, foreign exchange rates, risks associated with the cash flows, and the applicable risk-free interest rates for discounting future cash flows. Changes in any of these estimates could result in a change in the provision recognized by the Company. Also, the ultimate costs of environmental disturbance are uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites.

37

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2018
(In thousands of United States dollars, unless otherwise stated)

Changes in decommissioning and restoration liabilities are recorded with a corresponding change to the carrying amounts of the assets to which they relate. Adjustments made to the carrying amounts of the asset can result in a change to the depreciation charged in the consolidated statement of loss.

V.	Functional currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which the subsidiary operates may not be clear. This can have a significant impact on our consolidated results based on the foreign currency translation methods described in the audited consolidated financial statements.

Future accounting changes

The following standards and amendments to existing standards have been published and are mandatory for annual periods beginning January 1, 2019, or later periods:

IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued this standard which is effective for periods beginning on or after January 1, 2019, which replaces the current guidance in IAS 17, Leases, and is to be applied either retrospectively or a modified retrospective approach. Early adoption is permitted, but only in conjunction with IFRS 15, Revenue from Contracts with Customers. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflective of future lease payments and a “right-of-use asset” for virtually all lease contracts. The Company is in the process of determining the effect that the adoption of IFRS 16 will have on its consolidated financial statements.

13.	OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as at March 31, 2018.

14.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)

Disclosure controls and procedures

The Company's management is responsible for designing and maintaining adequate internal controls over financial reporting and disclosure controls and procedures, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS.

38

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2018
(In thousands of United States dollars, unless otherwise stated)

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at March 31, 2018, as defined in the rules of the Canadian Securities Administration. Based on this evaluation, they concluded that our disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

Internal controls over financial reporting

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of our controls in 2018. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at March 31, 2018 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

No matter how well designed any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

Changes in internal controls over financial reporting

There have been no changes in ICFR during the three months ended March 31, 2018 that have materially affected, or are reasonably likely to materially affect, ICFR.

15.       CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This discussion includes certain statements that may be deemed “forward-looking”. All statements in this discussion, other than statements of historical fact, addressing future exploration drilling, exploration and development activities, production activities and events or developments that the Company expects, are forward looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those expressed in forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, general economic, market or business conditions, and other factors which are discussed under “Risk Factors” in the Company’s Annual Information Form dated March 22, 2018 available at www.sedar.com and at www.sec.gov under the Company’s name.

The MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within Canadian securities laws (collectively “forward-looking statements”) related to the Company and its operations, and in particular, the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

39

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2018
(In thousands of United States dollars, unless otherwise stated)

These forward-looking statements include, but are not limited to, relate to, among other things: future production of silver, lead, copper and zinc (the “metals”); future cash costs per ounce or pound of the metals; the price of the metals; the effects of domestic and foreign laws, regulations and government policies and actions affecting the Company’s operations or potential future operations; future successful development of the Yauricocha, Bolivar and Cusi near-mine exploration projects and other exploration and development projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or the Company’s ability to raise necessary funds; estimated production rates for the metals produced by the Company; timing of production; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects; future sales of the metals, concentrates or other future products produced by the Company; and the Company’s plans and expectations for its properties and operations.

Risks and uncertainties relating to foreign currency fluctuations; risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems, flooding and mud rushes; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties or shortages of labour or interruptions in production; actual material mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of pilot-mining activities and cost estimates, including the potential for unexpected costs/expenses and commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits.

40

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2018
(In thousands of United States dollars, unless otherwise stated)

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation: uncertainty of production and cost estimates for the Yauricocha Mine (as hereinafter defined), the Bolivar Mine (as hereinafter defined) and the Cusi Mine (as hereinafter defined); uncertainty of production at the Company’s exploration and development properties; risks and uncertainties associated with developing and exploring new mines including start-up delays; risks and hazards associated with the business of mineral exploration, development and mining (including operating in foreign jurisdictions, environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of the Company’s mineral deposits; risks related to the Company’s ability to obtain adequate financing for the Company’s planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for the metals and certain other commodities; risks related to obtaining long-term sales contracts or completing spot sales for the Company’s products; the Company’s history of losses and the potential for future losses; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company’s title to properties and continued ownership thereof; risks related to the Company’s covenants with respect to the BCP Facility (as hereinafter defined); changes in national and local legislation, taxation, controls or regulations and political or economic developments or changes in Canada, Mexico, Peru or other countries where they may carry on business; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits the Company has obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on the Company’s properties; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; the Company’s ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Canadian dollar, the United States dollar, the Peruvian sol and the Mexican peso); increased costs affecting the mining industry, including occasional high rates of inflation; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies; the Company’s ability to attract and retain qualified personnel and management to grow the Company’s business; risks related to estimates of deferred tax assets and liabilities; risks related to claims and legal proceedings and the Company’s ability to maintain adequate internal control over financial reporting.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward looking statements are statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Other Risks and Uncertainties”. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking statements.

41

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2018
(In thousands of United States dollars, unless otherwise stated)

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This document uses the term “Inferred Mineral Resources”. U.S. investors are advised that while this term is recognized and required by Canadian regulations, the Securities and Exchange Commission (“SEC”) does not recognize it. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies other than a Preliminary Economic Assessment (PEA).

This document also uses the terms “Measured and Indicated Mineral Resources”. The Company advises U.S. investors that while these terms are recognized by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits included in these categories will ever be converted into mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” is permitted under Canadian regulations; however, the SEC normally only permits the reporting of non-reserve mineralization as in-place tonnage and grade.

42